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EXHIBIT 99.6



ACE MARKETING REPORTS LOSS FOR 2009 RESULTS OF OPERATION.

VALLEY STREAM, NY--(Marketwire - March 30, 2010) - Ace Marketing & Promotions, Inc. (OTCBB: AMKT) -- announced today that it has filed its Form 10-K for its fiscal year ended December 31, 2009.

The following table sets forth certain selected condensed statement of operations data for the periods indicated in dollars. In addition, we note that the period-to-period comparison may not be indicative of future performance.

                                                     Year Ended December 31
                                                     2009              2008
                                                  ------------     ------------

Revenue (A)                                       $  3,248,132     $  6,069,356
Cost of Revenues (B)                                 2,260,065        4,383,183
                                                  ------------     ------------
Gross Profit (C)                                       988,067        1,686,173
Operating Expenses (D)                               2,569,021        2,927,620
                                                  ------------     ------------
Loss from operations (E)                            (1,580,954)      (1,241,447)
Net Loss                                            (1,577,010)      (1,230,393)
Preferred Stock Dividend  (F)                               --           96,500
Net Loss Allocable to Common Stockholders           (1,577,010)      (1,326,893)
Net (Loss) per common Share                               (.16)            (.16)
Weighted average common Shares
Outstanding                                         10,070,890        8,270,985


(A) The decrease in revenues of $2,821,224 in 2009 compared to 2008 is due to the general state of the economy and the non-renewal of a major order that was responsible for approximately 13% of revenues for the year ended December 31, 2008.

(B) Cost of revenues includes purchases and freight costs associated with the shipping of merchandise to our customers. Decrease in cost of revenues of $2,123,118 in 2009 is related to the general state of the economy and the non-renewal of a major order.

(C) Gross profits will vary period-to-period depending upon a number of factors including the mix of items sold, pricing of the items and the volume of product sold. Also, it is our practice to pass freight costs on to our customers. The 2008 gross profit was negatively impacted by reduced gross profit achieved in connection with the large order placed by members of a police organization.

(D) Operating expenses include payroll and related expenses, commissions, insurance, rents, professional, consulting and public awareness fees. The overall decrease of $358,599 was primarily due to a $266,886 decrease in stock based compensation.

(E) Our increase in net loss for 2009 as compared to the comparable period of the prior year was due to a substantial drop in sales due to the general state of the economy and the non-renewal of a major order that was responsible for approximately 13% of revenues for the year ended December 31, 2008. Our ability to be profitable in the future is dependent upon both a turnaround in the United States economy and the successful introduction and usage of our proximity marketing services by our clients.

(F) During 2008, we recognized a non-cash dividend of $96,500 which related to the terms of our private placement of Series A Convertible Preferred Stock, all of which were converted into Common Stock in December 2008.
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ABOUT ACE MARKETING & PROMOTIONS INC (OTC BB:AMKT)

Ace Marketing & Promotions Inc., based in New York, is a full-service promotional marketing company offering a wide array of business solutions which include; Branding and Branded Merchandise, Mobile Marketing Solutions, Website Development, ACE CMS Platform, Print Solutions and Fulfillment. Ace Marketing & Promotions Inc. is a leader in Proximity Marketing(SM) with proprietary Bluetooth and Wi-Fi integrated technology that establishes the benchmark for how multimedia messages are being delivered. Established in 1998, the Company has built a successful, scalable business platform. Proximity Marketing(SM), Rockzimity, and Rockzimity Marketing are service marks of Ace Marketing & Promotions Inc. 2009. Ace's Corporate Overview is available at http://www.acemarketing.net on the "About Us" tab. Ace has recently added several new revenue stream models. The long-term strategic plan is for Ace to find new opportunities while leveraging its core competencies. For a demo of Ace's Proximity Marketing you can visit http://www.acemarketingdemo.com or http://www.proximitymarketingus.com. For additional information, a copy of Ace's Form 10-K and other exchange act filings can be obtained on the Internet by going to www.acemarketing.net, clicking on links and then clicking on SEC Filings.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995.

CERTAIN STATEMENTS IN THIS PRESS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCES OR ACHIEVEMENTS EXPRESS OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES INCLUDING, WITHOUT LIMITATION, CHANGES IN LEVELS OF COMPETITION, POSSIBLE LOSS OF CUSTOMERS, AND THE COMPANY'S ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL.


  Media Contact:

  Ace Marketing & Promotions, Inc.
  Legend Securities, Inc.
  Thomas Wagner
  800-385-5790 x152
  718-233-2600 x152
  twagner@legendsecuritiesinc.com